UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

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                                  SCHEDULE 13D*

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)*

                        Liberty Acquisition Holdings Corp.
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                                (Name of Issuer)

                    Common Stock, par value $.0001 per share
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                         (Title of Class of Securities)

                                    53015Y107
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                                 (CUSIP Number)

                                 Mark Goldstein
                     First Eagle Investment Management, LLC
                           1345 Avenue of the Americas
                            New York, New York 10105
                                 (212) 698-3101
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                September 24, 2010
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                          (Date of Event which Requires
                            Filing of This Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

         NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 5 Pages)

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* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP NO.      53015Y107            SCHEDULE 13D/A            PAGE 2 OF 5 PAGES
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    1       NAME OF REPORTING PERSON

            First Eagle Investment Management, LLC
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    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a) [ ]
                                                                    (b) [ ]

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    3       SEC USE ONLY

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    4       SOURCE OF FUNDS*

            AF
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    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)                                        [ ]

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    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
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                         7      SOLE VOTING POWER

                                6,000,000
                      ---------------------------------------------------------
 NUMBER OF               8      SHARED VOTING POWER
 SHARES
BENEFICIALLY                    -0-
 OWNED BY            ---------------------------------------------------------
  EACH                   9      SOLE DISPOSITIVE POWER
REPORTING
PERSON WITH                     6,000,000
                      ---------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                -0-
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    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            6,000,000

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    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*
                                                                        [ ]
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    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            4.64%
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    14      TYPE OF REPORTING PERSON*

            IA
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CUSIP NO.      53015Y107            SCHEDULE 13D/A            PAGE 3 OF 5 PAGES
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ITEM 1.     SECURITY AND ISSUER.

        This constitutes Amendment No. 1 (this "Amendment") to the Schedule 13D previously filed by the Reporting Person on August 9, 2010 (the "Original
Schedule 13D") with respect to shares of common stock, $.0001 par value per share (the "Shares"), of Liberty Acquisition Holdings Corp. (the
"Issuer"). Capitalized terms used herein and not otherwise defined in this Amendment have the meanings set forth in the Original Schedule 13D. This Amendment amends Item 5 as set forth below. This is the final amendment to the Schedule 13D and an exit filing for the Reporting person.

ITEM 5.     INTEREST IN SECURITIES OF THE COMPANY.

        (a) As of the close of business on September 24, 2010, the Reporting Person is deemed to be the beneficial owner of 6,000,000 Shares, constituting approximately 4.64% of the Shares outstanding. The aggregate percentage of Shares reported herein is based upon 129,375,000 Shares outstanding, which is the total number of Shares outstanding as of August 9, 2010 as reported in the Issuer's Quarterly Report on Form 10-Q filed on August 16, 2010 for the quarter ended June 30, 2010.

        (b) By virtue of investment management agreements with its clients, the Reporting Person shares with such clients voting and dispositive powers over the 6,000,000 Shares reported herein, which powers are exercised by the Principals and the Portfolio Managers.

        (c) Information concerning transactions in the Shares effected by the Reporting Person since the filing of the Original Schedule 13D is set forth in Schedule A hereto and is incorporated herein by reference. Except as otherwise indicated, all of the transactions in Shares listed on Schedule A hereto were effected in the open market.

        (d) Clients of the Reporting Person have the right to receive and the ultimate power to direct the receipt of dividends from, or the proceeds of the sale of, the Shares reported herein.

        (e) September 24, 2010.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE COMPANY.

        The Reporting Person does not have any contract, arrangement, understanding or relationship with any person with respect to the securities of the Issuer.

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CUSIP NO.      53015Y107              SCHEDULE 13D/A          PAGE 4 OF 5 PAGES
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                                   SIGNATURES

        After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  September 27, 2010

                                      FIRST EAGLE INVESTMENT MANAGEMENT, LLC

                                      By: /s/ Mark Goldstein
                                      ----------------------
                                      Name:  Mark Goldstein
                                      Title: Senior Vice President

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CUSIP NO.      53015Y107             SCHEDULE 13D/A           PAGE 5 OF 5 PAGES
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                                   SCHEDULE A

TRANSACTIONS IN THE SHARES BY THE REPORTING PERSON SINCE THE FILING OF THE ORIGINAL SCHEDULE 13D

Unless otherwise indicated, all trades were effected in the open market through brokers.

Date of Transaction    Shares Purchased (Sold)     Price Per Share ($)
-------------------    -----------------------     -------------------

     09/24/10	 	       (700,000) 	       10.30




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